EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among

TIMMINS GOLD CORP.

MOLIMENTALES DEL NOROESTE, S.A. de C.V.

and

CANDELARIA MINING CORP.

and

GRUPO MINERO CANDELARIA SAPI DE CV

dated as of

May 11, 2016

- i -

- ii -

- iii -

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of May 11, 2016 is entered into by and among TIMMINS GOLD CORP., a corporation organized under the Laws of British Columbia (“Timmins”), MOLIMENTALES DEL NOROESTE, S.A. de C.V., a variable capital company organized under the Laws of Mexico, (“Seller”), CANDELARIA MINING CORP., a company organized under the Laws of British Columbia (“Candelaria”) and GRUPO MINERO CANDELARIA, S.A.P.I. de C.V., a variable capital company organized under the Laws of Mexico (“Grupo Minero” and collectively with Candelaria the “Buyers” and each a “Buyer”).

RECITALS

WHEREAS, Seller owns 100% of the properties, claims and related assets constituting the Project (as defined below); and

WHEREAS, Seller wishes to sell and assign to the Buyers, and the Buyers wish to purchase and assume from Seller, substantially all the assets of the Project, and the Buyers wish to assume from Seller certain of the Liabilities (as defined below) associated with the Project, in each case subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

The following terms have the meanings specified or referred to in this Article 1:

“Acquisition Proposal” has the meaning set forth in Section 6.03(a) .

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Additional Deposit” has the meaning set forth in Section 2.05.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Assignment and Assumption Agreement” has the meaning set forth in Section 3.02(b)(ii) .

“Assumed Liabilities” has the meaning set forth in Section 2.03.

“Basket” has the meaning set forth in Section 8.04(a) .

“Benefit Plan” has the meaning set forth in Section 4.11(b) .

“Bill of Sale” has the meaning set forth in Section 3.02(b)(i) .

“Books and Records” has the meaning set forth in Section 2.01(k) .

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Vancouver, British Columbia are authorized or required by Law to be closed for business.

“Buyer” and “Buyers” has the meaning set forth in the preamble.

“Buyer Closing Certificate” has the meaning set forth in Section 7.02(f) .

“Buyer Indemnitees” has the meaning set forth in Section 8.02.

“Candymin” means Candymin S.A. de C.V., a variable capital company organized under the Laws of Mexico.

“Cardel” means Minera Cardel S.A. de C.V., a variable capital company organized under the Laws of Mexico.

“Cash Consideration” has the meaning set forth in Section 2.05.

“Closing” has the meaning set forth in Section 3.01.

“Closing Conditions” has the meaning set forth in Section 3.01.

“Closing Date” has the meaning set forth in Section 3.01.

“Concessions” means any mining concession, claim, lease, license, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein that Seller or its Affiliates own or has a right or option to acquire or use that are associated with or related to the Project, including the concession titles granted or pending to be granted by the Ministry of Economy (Secretaría de Economía) (Mexico) in favour of Seller to explore and exploit the Project.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Deferred Consideration Note” has the meaning given in Section 2.05

“Direct Claim” has the meaning set forth in Section 8.05(c) .

“Disclosure Schedules” means the Disclosure Schedules attached to this Agreement as Annex A.

“Ejido Property” has the meaning set forth in Section 4.07(c) .

“Execution Deposit” has the meaning set forth in Section 2.05.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, hypothec, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes the following Mexican Laws: (A) the General Law of Ecological Balance and Environmental Protection, and its regulations (Ley General del Equilibrio Ecologico y la Proteccion al Ambiente or LGEEPA), (B) the General Law for the Prevention and Integral Management of Wastes, and its regulations (Ley General para la Prevencion y Gestion Integral de los Residuos or LGPGIR), (C) the National Water Law and its regulations (Ley de Aguas Nacionales or LAN), (D) the General Law for Forestry Sustainable Development and its regulations (Ley General de Desarrollo Forestal Sustentable or LGDFS) and (E) the General Wildlife Law and its regulations (Ley General de Vida Silvestre or LGVS), among others.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“Excluded Assets” has the meaning set forth in Section 2.02.

“Excluded Liabilities” has the meaning set forth in Section 2.04.

“Goldgroup” means Goldgroup Mining Inc., a corporation organized under the Laws of British Columbia.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“Indemnified Party” has the meaning set forth in Section 8.05.

“Indemnifying Party” has the meaning set forth in Section 8.05.

“Initial Deposit” has the meaning set forth in Section 2.05.

“Insurance Policies” has the meaning set forth in Section 4.14.

“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information associated with or related to the Project.

“Knowledge of Buyer” or “Buyer’s Knowledge” or any other similar knowledge qualification, means the actual knowledge of any director or officer of Buyer or Timmins, after due inquiry.

“Knowledge of Seller,” or “Seller’s Knowledge” or any other similar knowledge qualification, means the actual knowledge of any director or officer of Seller, after due inquiry.

“Lands” means all interests in real and immoveable property, including licenses, leases, rights of way, surface rights, easements, permits permitting the use of land or other real property interests that Seller or its Affiliates own or have a right or option to acquire or use that are associated with or related to the Project.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Lenders Release Letter” means a letter, dated on or prior to the Closing Date, from Sprott Resource Lending Partnership, to Timmins in substantially the form attached as Annex B. “Seller” has the meaning set forth in the preamble

“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Losses” means losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, however, that “Losses” shall not include punitive damages, except in the case of fraud, criminal activity or willful misconduct or to the extent actually awarded in respect of a Third Party Claim.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to be, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets related to or associated with the Project, (b) the value of the Purchased Assets, or (c) the ability of Seller to consummate the transactions contemplated hereby on a timely basis; provided, however, that any event, occurrence, fact, condition or change that is primarily caused by (i) conditions affecting the Canadian, United States or Mexican economy generally (except to the extent any such event, occurrence, fact, condition or change has a disproportionate adverse impact on the Project relative to other similarly situated gold exploration and development projects), (ii) conditions affecting the mining industry or gold mining industry generally (except to the extent any such event, occurrence, fact, condition or change has a disproportionate adverse impact on the Project relative to other similarly situated gold exploration and development projects), (iii) public statements made by third parties in response to the announcement or pendency of the transactions contemplated by this Agreement, (iv) any act of terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts, political instability or other armed conflict, national calamity, national crisis or national emergency, or any governmental response to any of the foregoing; (v) any climatic or other natural events or conditions (including any natural disaster); (vi) any change or proposed change in law or accounting rules or the interpretation thereof applicable to the industry or markets in which Seller or Buyers operates (and any changes resulting therefrom); or (vii) any change, effect, event or development generally affecting the industry or markets in which Seller or Buyers operates, shall not be deemed to constitute a Material Adverse Effect.

“Material Contracts” has the meaning set forth in Section 4.05(a) .

“Mexican Legal Matters” has the meaning set forth in Section 10.09(a) .

“Mexico” means the United Mexican States.

“Mineral Purchase Agreements” has the meaning set forth in Section 3.02(b)(iii) .

“Mineral Rights” means prospecting licenses, exploration licenses, mining leases, mining licenses, mineral concessions and other forms of mineral tenure or other rights to Minerals, or to work upon lands for the purposes of searching for, developing or extracting Minerals under any form of mineral title, whether contractual, statutory or otherwise or any interest therein.

“Minerals” means all ores and concentrates derived therefrom of precious, base and industrial minerals, including gold, copper and silver, which may be lawfully explored for, mined and sold pursuant to Mineral Rights and other instruments of title.

“Other Rights” means any interest in real property, whether freehold, leasehold, license, right of way, easement or any other surface or other right in relation to real property and any right, license or permit in relation to the use or diversion of water, but excluding any Mineral Rights.

“Owned Real Property” has the meaning set forth in Section 4.07(a) .

“Permits” means all permits, licenses, franchises, approvals, authorizations, consents, registrations, certificates, declarations, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Permitted Encumbrances” means (i) the terms and conditions of the Concessions and any reservations or exceptions contained in the Concessions, (ii) any Encumbrance, right or royalty vested in favour of any Governmental Authority arising under Laws; (iii) the regulations and any rights reserved to or vested in any Governmental Authority to levy Taxes or to control or regulate any of the assets of the Project in any manner; (iv) easements, rights of way, servitudes or other similar rights, such as rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, and wires, or (v) security given to a public utility or any Governmental Authority when required in the ordinary course of business.

“Person” means (i) an individual, (ii) a corporation, (iii) a limited liability company, (iv) a Governmental Authority, (v) a joint venture, partnership, trust, fund or any association, Union, syndicate, organization, other entity or other organized group of Persons, whether incorporated or not, or (vi) a Person in that Person’s capacity as a trustee, executor, administrator or personal or other legal representative.

“Prime Rate” means the annual rate of interest announced by the Bank of Montreal (or its successor), or any other Canadian chartered bank agreed to by the parties, from time to time as its reference rate then in effect for determining interest rates on Canadian dollar commercial loans made by it in Canada.

“Project” means the Caballo Blanco project consisting of 12 mineral claims, covering an area of 19,695 hectares as described in Schedule 2.01(a) .

“Purchase Price” has the meaning set forth in Section 2.05.

“Purchased Assets” has the meaning set forth in Section 2.01.

“Real Property” has the meaning set forth in Section 4.07(c) .

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Seller” has the meaning set forth in the preamble.

“Seller Closing Certificate” has the meaning set forth in Section 7.01(h) .

“Seller Indemnitees” has the meaning set forth in Section 8.03.

“SEMARNAT” means the Secretaría de Medio Ambiente y Recurso Naturales, the federal environmental regulatory agency in Mexico.

“Surface Rights Agreements” has the meaning set forth in Section 2.01(b) .

“Tangible Personal Property” has the meaning set forth in Section 2.01(d) .

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, documentary, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technical Report” means the technical report entitled “NI 43-101 Technical Report—Caballo Blanco Project, Resource Update at the La Paila Zone, Veracruz State, Mexico” dated February 10, 2012 and effective February 7, 2012.

“Third Party Claim” has the meaning set forth in Section 8.05(a) .

“Timmins” has the meaning set forth in the preamble.

“Torres Litigation” means the litigation relating to the special trial (Ejecutivo Mercantil) which was filed on April 5, 2016 by Emilio Torres Viveros, Jose Luis Torres, González, Filomena Viveros Diaz and Rafael Torres Viveros against Candymin S.A. de C.V. before the Sixth District court in Civil matters based in Mexico City under number 149/16-IV, making certain allegations and seeking payment of certain amounts more particularly described in the claim

“Transaction Documents” means this Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Deferred Consideration Note and the other agreements, instruments and documents required to be delivered at the Closing.

“Transfer Tax Liabilities” has the meaning set forth in Section 6.12.

“Union” has the meaning set forth in Section 4.11(c) .

“U.S. dollars” or “US$” means the lawful currency of the United States of America.

ARTICLE 2
PURCHASE AND SALE

Section 2.01 Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to the Buyers, and Buyers shall purchase from Seller, free and clear of any Encumbrances other than Permitted Encumbrances, all of Seller’s right, title and interest in, to and under all of the assets, properties and rights of every kind and nature, whether real, personal or mixed, tangible or intangible (including goodwill), wherever located and whether now existing or hereafter acquired (other than the Excluded Assets), in each case which relate to, or are used or held for use in connection with, the Project (collectively, the “Purchased Assets”), including the following:

(a)	the property, claims and rights set forth in Section 2.01(a) of the Disclosure Schedules;

(b)	the surface rights agreements set forth in Section 2.01(b) of the Disclosure Schedules (the “Surface Rights Agreements”);

(c)	all Intellectual Property;

(d)	all furniture, fixtures, office equipment, supplies, computers and telephones located in the Veracruz office and core shack (the “Tangible Personal Property”);

(e)	all Permits, including Environmental Permits, which are held by Seller and required for the conduct of the Project as currently conducted or for the ownership and use of the Purchased Assets;

(f)	all royalties or similar instruments of any kind related to the Project held by Seller or any of their Affiliates;

(g)

all rights to any Actions of any nature available to or being pursued by Seller to the extent related to the Purchased Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(h)

all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (including any such item relating to the payment of Taxes);

(i)	all of Seller’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets or the Assumed Liabilities;

(j)	all insurance benefits, including rights and proceeds, arising from or relating to the Purchased Assets or the Assumed Liabilities; and

(k)

originals, or where not available, copies, of all books and records, including, but not limited to, books of account, ledgers and general, financial and accounting records, machinery and equipment maintenance files, supplier lists, drilling data, research and development files, records and data (including all correspondence with any Governmental Authority), strategic plans, internal financial statements, budgets and projections (“Books and Records”)

Section 2.02 Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include the following assets (collectively, the “Excluded Assets”):

(a)	the corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of Seller;

(b)	all Benefit Plans and assets attributable thereto;

(c)	the assets, properties and rights specifically set forth in Section 2.02(c) of the Disclosure Schedules; and

(d)	the rights which accrue or will accrue to Seller under the Transaction Documents.

Section 2.03 Assumed Liabilities. Subject to the terms and conditions set forth herein, Buyers shall assume and agree to pay, perform and discharge only the following Liabilities, for greater certainty whether arising before or after Closing:

(a)	Subject to Section 2.04(e), the Liabilities of Seller in respect of all Lands pertaining to the Project specifically set forth in Section 2.03(a) of the Disclosure Schedules;

(b)	all Transfer Tax Liabilities;

(c)

all reclamation obligations relating to the Project arising from activities conducted by Seller in the ordinary course of the mining exploration business, consistent with industry standards and not in violation of applicable Law, including Environmental Laws;

(d)	all Liabilities in respect of the net smelter return royalties set forth in Section 2.03(d) of the Disclosure Schedules; and

(e)

all Liabilities of Seller in respect of the US$5,000,000 contingency payment owed by Timmins to Goldgroup pursuant to subsection 2.05(c) of the Asset Purchase Agreement among Goldgroup, Candymin, Cardel and Timmins dated December 17, 2014 (clauses (a), (b), (c), (d) and (e) of this Section 2.03, collectively, the “Assumed Liabilities”);

and no other Liabilities whatsoever of any kind or nature shall be assumed by Buyers or any of their Affiliates.

Section 2.04 Excluded Liabilities. Notwithstanding any other provision in this Agreement to the contrary, neither Buyers nor any of their Affiliates shall assume or be responsible to pay, perform or discharge any Liabilities of Seller, Timmins or any of their Affiliates of any kind or nature whatsoever other than the Assumed Liabilities (the “Excluded Liabilities”). Seller shall, and shall cause each of its Affiliates to, pay and satisfy in due course all Excluded Liabilities that they are obligated to pay and satisfy. Without limiting the generality of the foregoing, the Excluded Liabilities shall include, but not be limited to, the following:

(a)

any Liabilities of Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and others;

(b)

any Liability for (i) Taxes of Seller (or any Affiliate of Seller) or relating to the Project, the Purchased Assets or the Assumed Liabilities for any period ending on or prior to Closing, except as otherwise set forth in this Agreement; (ii) Taxes that arise out of the consummation of the transactions contemplated hereby or that are the responsibility of Seller under applicable Law, except as otherwise set forth in this Agreement; or (iii) other Taxes of Seller (or any Affiliate of Seller) of any kind or nature (including any Liability for Taxes of Seller (or any Affiliate of Seller) that becomes a Liability of Buyers under any doctrine of Law, including de facto merger or transferee or successor liability, or otherwise by operation of Contract or Law);

(c)	any Liabilities relating to or arising out of the Excluded Assets;

(d)

any Liabilities in respect of any pending or threatened Action arising out of, relating to or otherwise in respect of the acquisition, ownership or operation of the Project or the Purchased Assets to the extent such Action relates to such operation on or prior to the Closing, other than Liabilities relating to the Torres Litigation;

(e)

fifty percent (50%) of any Liabilities of the Seller or Buyers relating to the Torres Litigation up to a maximum of US$750,000 (and for greater certainty the amount of Liabilities that are Excluded Liabilities pursuant to this Section 2.04(e) shall not under any circumstances exceed US$750,000);

(f)	any Liabilities of Seller arising under or in connection with any Benefit Plan;

(g)

any Environmental Claims, or Liabilities under Environmental Laws, to the extent arising out of or relating to facts, circumstances or conditions existing on or prior to the Closing (other than with respect to reclamation obligations relating to the Project arising from activities conducted by Seller in the ordinary course of the mining exploration business, consistent with industry standards and not in violation of applicable Law, including Environmental Laws) or otherwise to the extent arising out of any actions or omissions of Seller;

(h)	any trade accounts payable of Seller or its Affiliates;

(i)

any Liabilities to indemnify, reimburse or advance amounts to any present or former officer, director, retiree, employee, independent contractor or consultant of Seller (including with respect to any breach of fiduciary obligations by same), except for indemnification of same pursuant to Section 8.03 as Seller Indemnitees;

(j)

any Liabilities under any Contracts, (i) which are not validly and effectively assigned to Buyers pursuant to this Agreement; (ii) which do not conform to the representations and warranties with respect thereto contained in this Agreement; or (iii) to the extent such Liabilities arise out of or relate to a breach by Seller of such Contracts prior to Closing;

(k)	any Liabilities associated with debt, loans or credit facilities of Seller and/or the Project owing to any Person; and

(l)	any Liabilities arising out of, in respect of or in connection with the failure by Seller or any of their Affiliates to comply with any Law or Governmental Order.

Liabilities that arise after the Closing Date that are not set forth in the preceding clauses (a) through (l) shall not be Excluded Liabilities, and shall be Liabilities of Buyers after the Closing Date.

Section 2.05 Purchase Price. The purchase price (the “Purchase Price”) for the Purchased Assets and the assumption of the Assumed Liabilities shall consist of the following:

(a)	a US$250,000 non-refundable deposit receipt of which is hereby acknowledged by the Seller (the “Initial Deposit”);

(b)

a US$1,000,000 deposit, refundable only pursuant to Section 9.02(a)(ii) (and which for greater certainty is not refundable under any other circumstances) which was paid by the Buyers to the Seller concurrently with the execution of this Agreement (the “Execution Deposit”);

(c)

a US$2,250,000 deposit, refundable only pursuant to Section 9.02(a)(ii) (and which for greater certainty is not refundable under any circumstances) which shall be paid by Buyers to Seller on or before the date which is 10 Business Days from the date of this Agreement, provided that Seller will grant a one-time extension of an additional 5 Business Days if Buyers notify Seller prior to 10 Business Days from the date of this Agreement in writing that it is requesting such extension (the

“Additional Deposit”);

(d)

delivery by Buyers of US$6,500,000 (the “Cash Consideration”) by wire transfer of immediately available funds to the trust account of Seller’s counsel to be released to the Seller upon the satisfaction or waiver of all Closing Conditions at Closing; and

(e)	delivery by Buyers of a promissory note (the “Deferred Consideration Note”) in the amount of US$2,500,000, on the terms and in the form set out in Annex C.

Section 2.06 Structure. Each party hereto shall cooperate with and agree to any reasonable changes requested by the other parties regarding the structure of the transactions contemplated herein (or such other structure as may be reasonably requested) to avoid any material tax, including transfer tax, sales tax and withholding tax.

Section 2.07 Third Party Consents. To the extent that Seller’s rights under any Contract or Permit constituting a Purchased Asset, or any other Purchased Asset, may not be assigned to Buyers without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller, at its expense, shall use its best efforts to obtain any such required consent(s) as promptly as possible. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyers’ rights under the Purchased Asset in question so that Buyers would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by Law and the Purchased Asset, shall act after the Closing as Buyers’ agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Purchased Asset, with Buyers in any other reasonable arrangement designed to provide such benefits to Buyers. Notwithstanding any provision in this Section 2.7 to the contrary, Buyers shall not be deemed to have waived its rights under Section 7.01(d) hereof unless and until Buyers either provide written waivers thereof or elects to proceed to consummate the transactions contemplated by this Agreement at Closing.

Section 2.08 Allocation of Purchase Price. Seller and Buyers agree that the Purchase Price and the Assumed Liabilities (plus other relevant items) shall be allocated among the Purchased Assets for all purposes (including Tax and financial accounting) as set forth in Section 2.08 of the Disclosure Schedules. Buyers and Seller shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with Section 2.08 of the Disclosure Schedules.

Section 2.09 Title. The Buyers hereby direct, and Seller agrees, that for the purposes of holding of title and recordation of ownership of interests, the Purchased Assets will be so assigned, sold, transferred, delivered and conveyed to Grupo Minero on behalf of the Buyers.

ARTICLE 3
CLOSING

Section 3.01 Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia,V7X 1L3, at 10:00 a.m., Vancouver time, on the fifth (5th) Business Day after all of the conditions to Closing set forth in Article 7 (collectively, the “Closing Conditions”) are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time, date or place, or by electronic exchange of documents, as Seller and Buyers may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the “Closing Date.”

Section 3.02 Closing and Pre-Closing Deliverables.

(a)

As soon as reasonably practicable and in any event within two (2) Business Days of the satisfaction or waiver of all of the Closing Conditions (other than conditions which, by their nature, are to be satisfied on the Closing Date), the Buyers shall pay to the Seller the Cash Consideration plus any amounts payable pursuant to the second sentence of Section 6.12 by wire transfer to the trust account of the Seller’s counsel to be released to the Seller upon the satisfaction or waiver of all Closing Conditions at Closing;

(b)	At the Closing, Seller shall deliver to Buyers the following:

(i)

a bill of sale, which shall satisfy the requirements of applicable Tax Laws, in form and substance satisfactory to Buyers (the “Bill of Sale”) and duly executed by the Seller transferring the Tangible Personal Property to Buyers and naming Grupo Minero as the transferee;

(ii)

a general assignment and assumption agreement, in form and substance satisfactory to Buyers (the “Assignment and Assumption Agreement”), that has been executed by Seller effecting the sale/assignment to and purchase/assumption by Grupo Minero of the Purchased Assets and the Assumed Liabilities, and, to the extent required under applicable Laws to perfect such transaction, duly notarized by a public notary and filed with the applicable Governmental Authorities in accordance with applicable Laws transferring such Concessions, Mineral Rights and any associated Other Rights to Grupo Minero;

(iii)

with respect to Concessions, Mineral Rights and any associated Other Rights, one or more mineral purchase agreement, in form and substance satisfactory to Buyers (the “Mineral Purchase Agreements”), that have been duly executed by the Seller, duly notarized by a public notary and duly filed and recorded with the applicable Governmental Authorities in accordance with applicable Laws;

(iv)	Seller Closing Certificate;

(v)	the certificates of an executive officer of Seller required by Section 7.01(i) and Section 7.01(j); and

(vi)	such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyers, as may be required to give effect to this Agreement.

(c)	At the Closing, the Buyers shall deliver to Seller the following:

(i)	the Assignment and Assumption Agreement duly executed by Buyers;

(ii)	the Buyer Closing Certificate;

(iii)	the certificates of the Corporate Secretary of each Buyer required by Section 7.02(g) and Section 7.02(h);

(iv)	a non-possessory pledge agreement over the Concessions; and a mortgage agreement over the Lands;

(v)

evidence of filing for registration of the non-possessory agreement over the Concessions with the Mexican Mining Public Registry (Registro Público de Minería); and the mortgage agreement over Lands with the Public Registry of Property (Registro Público de la Propiedad) of the city of Veracruz in the State of Veracruz, Mexico; and

(vi)	the Deferred Consideration Note.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, Seller represents and warrants to Buyers that the statements contained in this Article 4 are true and correct as of the date hereof and as of the Closing Date.

Section 4.01 Organization and Qualification of Seller. Seller is a variable capital company, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it with respect to the Project. Section 4.01 of the Disclosure Schedules sets forth each jurisdiction in which Seller is licensed or qualified to do business, and Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of the Purchased Assets or the operation of the Project as currently conducted makes such licensing or qualification necessary.

Section 4.02 Authority of Seller. Seller has full corporate power and authority to enter into this Agreement and the other Transaction Documents, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and the other Transaction Document, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyers) this Agreement constitutes a legal, valid and binding obligation of Seller enforceable against it in accordance with its terms. When each other Transaction Document has been duly executed and delivered by Seller (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of Seller enforceable against it in accordance with its terms.

Section 4.03 No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Seller; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller, the Project or the Purchased Assets; (c) except as set forth in Section 4.03 of the Disclosure Schedules require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract or Permit relating to the Project to which Seller is a party or by which Seller or the Project is bound or to which any of the Purchased Assets are subject; or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on the Purchased Assets. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement or any of the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

Section 4.04 Undisclosed Liabilities. Seller has no Liabilities with respect to the Project except those set forth in Section 4.04 of the Disclosure Schedules.

Section 4.05 Material Contracts.

(a)

Section 4.05(a) of the Disclosure Schedules sets forth each of the following Contracts (x) by which any of the Purchased Assets are affected or (y) to which Seller is a party or by which it is bound in connection with the Project or the Purchased Assets (such Contracts (including the Surface Rights Agreements), together with all Contracts concerning the occupancy, management or operation of any Real Property set forth in Section 4.05(a) of the Disclosure Schedules being “Material Contracts”), other than Transaction Documents:

(i)	all Contracts involving aggregate consideration in excess of US$5,000 and which, in each case, cannot be cancelled without penalty or without more than 30 days’ notice;

(ii)	all Contracts that require Seller to purchase or sell a stated portion of the requirements or outputs of the Project or that contain “take or pay” provisions;

(iii)	all Contracts that provide for the indemnification of any Person or the assumption of any Tax, environmental or other Liability of any Person;

(iv)

all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any Lands (whether by merger, sale of stock, sale of assets or otherwise);

(v)	all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales consulting Contracts;

(vi)

all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) and which are not cancellable without material penalty or without more than 30 days’ notice;

(vii)	except for Contracts relating to trade receivables, all Contracts relating to indebtedness (including guarantees);

(viii)	all Contracts with any Governmental Authority;

(ix)	all Contracts that limit or purport to limit the ability of Seller or any of its Affiliates to compete in any line of business or with any Person in any way related to the Project;

(x)	all joint venture, partnership or similar Contracts;

(xi)	all Contracts for the sale of any of the Purchased Assets or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any of the Purchased Assets;

(xii)	all powers of attorney with respect to the Project or any Purchased Asset;

(xiii)	all collective bargaining agreements or Contracts with any Union; and

(xiv)	all other Contracts that are material to the Purchased Assets or the operation of the Project and not previously disclosed pursuant to this Section 4.05.

(b)

Each Material Contract is valid and binding on Seller in accordance with its terms and is in full force and effect. Neither Seller nor, to its Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyers. Except as disclosed in the Disclosure Schedules there are no material disputes pending or threatened under any Contract included in the Purchased Assets.

(c)	Section 2.01(b) of the Disclosure Schedules lists each surface rights agreement necessary to exploit the Project.

Section 4.06 Assets. Seller has good and marketable title and possession to all the Purchased Assets free and clear of all Encumbrances, except for Permitted Encumbrances and except as disclosed in the Disclosure Schedules.

Section 4.07 Property.

(a)

Section 4.07(a) of the Disclosure Schedules sets forth the location, description and deed, to the extent applicable, in respect of (i) all parcels of Lands related to or connected with the Project, (ii) all Mineral Rights related to or connected with the Project, (iii) all Other Rights related to or connected with the Project and (iv) all Concessions (collectively, the “Owned Real Property”).

(b)	With respect to each component of the Owned Real Property and except as disclosed in Disclosure Schedules 4.07(b) and 4.07(h):

(i)	Seller has good and marketable title, and at Closing, each such Owned Real Property will be free and clear of all Encumbrances, other than Permitted Encumbrances;

(ii)

where applicable, the incorporation to the private property regime of any Owned Real Property, formerly under an ejido regime, was effected under the terms and conditions of applicable Law including the Mexican Agrarian Law (Ley Agraria);

(iii)

where applicable, all the assemblies, notices and/or other acts and/or procedures required under the Mexican Agrarian Law (Ley Agraria) for the incorporation of any Owned Real Property, were performed;

(iv)	where applicable, all expropriation procedures over Owned Real Property were carried out in compliance with applicable Law, including the Mexican Expropriation Law (Ley de Expropiación);

(v)	Seller has not leased or otherwise granted to any Person the right of use or occupy such Owned Real Property or any portion thereof; and

(vi)	there are no outstanding options, rights of first offer or rights of first refusal to purchase, lease or otherwise use or occupy such Owned Real Property or any portion thereof or interest therein.

(c)

Section 4.07(c) of the Disclosure Schedules sets forth all Lands subject to propriedad ejidal or propiedad comunal to which Seller has rights (the “Ejido Property”, and together with the Owned Real Property, the “Real Property”), and a description of its use and the status of incorporation to the private property regime, if applicable, of such parcels.

(d)	With respect to each component of the Ejido Property:

(i)	Seller has the legal right pursuant to applicable Law to occupy, use, and/or exploit any such Ejido Property;

(ii)	there is no assembly, notice or act regarding the Ejido Property that is being contested and/or that may be null or void pursuant to the Mexican Agrarian Law (Ley Agraria); and

(iii)	none is subject to any Third Party Claim claiming the ownership of any such component of Ejido Property.

(e)

The Concessions are the only mining concessions, claims, leases, licenses, permits or other rights to explore for Minerals that Seller or any of its Affiliates have any legal or equitable interest in and that are required to conduct operations as currently conducted on the Project.

(f)	Except as set forth in Section 4.07(f), each Concession is in good standing and each Concession is held by Seller free and clear of all Encumbrances other than Permitted Encumbrances.

(g)	Except as set forth in Section 4.07(g) of the Disclosure Schedules:

(i)	each Concession has been properly located and recorded in compliance with applicable Laws and are comprised of valid and subsisting mineral claims in each case in all material respects;

(ii)

Seller has duly and timely registered and filed with the Mexican Mining Public Registry (Registro Público de Minería) all modifications, agreements, rights and instruments that pursuant to the applicable Laws are required to be registered and filed;

(iii)	any and all assessment work required to be performed and filed under the Concessions has been performed and filed prior to the date hereof;

(iv)	any and all Taxes and other payments required to be paid prior to the date hereof in respect of the Concessions have been paid;

(v)	any and all filings (including production and technical reports) required to be filed prior to the date hereof in respect of the Concessions have been filed;

(vi)	Seller has the exclusive right to deal with the Concessions;

(vii)	no Person other than Seller has any interest in the Concessions or any right to acquire any such interest;

(viii)	there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Seller’s interests in the Concessions; and

(ix)

Seller has received no notice, whether written or oral from any Governmental Authority or any Person with jurisdiction or applicable authority of any revocation or intention to revoke Seller’s interests in the Concessions.

(h)

Except as set forth in Section 4.07(h) of the Disclosure Schedules, Seller holds no leasehold or subleasehold estates or other rights to use or occupy any land, buildings, structures, improvements, fixtures, facilities or other interest in Lands in connection with the Project.

(i)

The Real Property represents all the real estate assets required to conduct the Project, and the Project does not operate within, or occupy parcels or real estate assets other than the Real Property. All buildings, mills, structures fixtures, building systems and equipment, and all components thereof, included in the Real Property (the “Equipment”), are in good condition and repair (ordinary wear and tear excepted) and are sufficient for the present operation of the Project.

(j)

Except as set forth in Section 4.07(j) of the Disclosure Schedules there is no condemnation, expropriation, invasions and other proceeding in eminent domain, pending or, to Seller’s Knowledge, threatened, affecting any parcel of the Real Property or the Equipment, or any portion thereof or interest therein. Except as set forth in Section 2.03(a) of the Disclosure Schedules, there is no order outstanding, nor any Actions, pending or, to Seller’s Knowledge, threatened, relating to the ownership, lease, use or occupancy of the Real Property or the Equipment or any portion thereof, or the operation of the Project as currently conducted thereon.

(k)

Except as set forth in Section 4.07(k) of the Disclosure Schedules the Real Property is in compliance with all applicable building, zoning, subdivision, health and safety and other land use Laws, and all insurance requirements affecting them (collectively, the “Real Property Laws”), and the current use and occupancy of the Real Property by Seller, and operation of the Project thereon do not violate any Real Property Laws. Seller has received no notice of violation of any Real Property Law and to Seller’s Knowledge, there is no basis for the issuance of any such notice or the taking of any action for such violation. All Taxes relating to Real Property, which are due and payable, have been paid in full.

(l)

All consents, approvals, Permits and Governmental Orders relating to the Real Property from all Governmental Authorities or any other Person having jurisdiction over the Real Property have been issued and are in full force and effect (the “Real Property Approvals”). Section 4.07(l) of the Disclosure Schedules sets forth all Real Property Approvals held by Seller with respect to each parcel of Owned Real Property, and held by the corresponding individuals and/or entities with respect to each parcel of Ejido Property. Seller has received no notice from any Governmental Authority or other entity having jurisdiction over the Real Property regarding and/or threatening a suspension, revocation, modification or cancellation of any Real Property Approval and to Seller’s Knowledge, there is no basis for the issuance of any such notice of the taking of any such action.

(m)	Section 4.07(m) of the Disclosure Schedules sets forth all leased assets or equipment used by Seller to conduct the Project.

Section 4.08 Compliance with Laws.

(a)	Except as set forth in Section 4.08(c) of the Disclosure Schedules, Seller has operated and is currently operating the Project in material compliance with all applicable Laws.

(b)

Seller is in possession of and in compliance with all consents, approvals, Permits and Governmental Orders with any Governmental Authority or any other Person, necessary for Seller to conduct the business it has conducted and is currently conducting in connection the Project, and no suspension or cancellation of any such consent, approval, Permit and Governmental Order is pending or to Seller’s Knowledge, threatened.

(c)

Seller is not in violation in any material respect of any Law applicable to it and/or the Project, including the Mexican Mining Law (Ley Minera) and its regulations, or the terms of any Permit or Governmental Order held by it or applicable to the Project, and Seller has not received any notice alleging any such violation. Except as set forth in Section 4.08(c) of the Disclosure Schedules, all consents, approvals, Permits, and Governmental Orders from any Governmental Authority or any other Person necessary for, or otherwise required to the exploration, exploitation and operation of the Project have been obtained and are validly held by Seller and are in full force and effect except where the failure to so obtain or be in full force and effect would not have an adverse effect on Seller’s ownership, use or enjoyment rights. Seller is, and at all times has been, in compliance with all Permits held or required to be held by Seller in connection with the operation of the Project, except where the failure to do so would not have an adverse effect on Seller’s ownership, use or enjoyment rights.

(d)

Except as set forth in Section 4.08(c) of the Disclosure Schedules, Seller has received no written notice of either any investigation by any Governmental Authority or any attempt to revoke, modify or cancel, or, not renew, any Permit or Governmental Order in each case as relates to the Project.

(e)	Seller is in compliance in all material respects with all applicable anti-money laundering Laws.

(f)

Seller is in compliance with the Federal Law Against Corruption in Public Procurement (Ley Federal Anticorrupción en Contrataciones Públicas) (Mexico), and all other applicable anti-corruption and/or anti-bribery Laws. Seller has not, nor has any Representative of Seller or any other Person acting for or on behalf of Seller, directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services, (A) to obtain favourable treatment in securing business, (B) to pay for favourable treatment for business obtained, for or in respect of Seller or in connection with any Permit, Governmental Order, Concession or Mineral Right, or (C) in violation of any applicable Law, or (ii) established or maintained any fund or asset that has not been recorded in the books and records of Seller.

(g)

No Permit or Governmental Order or any other consent or approval is required to be obtained or made by or with respect to Seller or Buyers in connection with the execution, delivery and performance of this Agreement by them or any Transaction Document or the consummation of the transactions contemplated hereby and thereby.

(h)

To their Knowledge, neither Seller nor its Affiliates are infringing, misappropriating, diluting or otherwise violating the Intellectual Property rights of any Person and have not received any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation, dilution or violation (including any claim that Seller must license or refrain from using any Intellectual Property rights of any Person).

Section 4.09 Environmental Matters.

(a)

Except as set forth in Section 4.09(a) of the Disclosure Schedules, Seller is and has been in material compliance with all applicable Environmental Laws in connection with the conduct or operation of the Project and the ownership or use of the Purchased Assets. Neither Seller nor any of its Representatives has received during the past five (5) years, any written complaint, or notice regarding administrative procedures from any Governmental Authority, such as the Federal Environmental Attorney (Procuraduría Federal de Protección al Ambiente or PROFEPA), the National Water Commission (Comisión Nacional del Agua or CONAGUA), or any of other Person or non-governmental organization alleging that Seller or any of its Affiliates has any liability under any such Environmental Law or is not in compliance with any such Environmental Law, in each case as relates to the Project.

(b)

Seller has obtained and is in compliance with, all Environmental Permits that are required pursuant to any applicable Environmental Law, in connection with the conduct or operation of the Project, and the ownership or use of the Purchased Assets and the Real Property. A list of all such Environmental Permits, including (i) Federal Environmental Impact Authorizations (Autorización de Impacto Ambiental), or State Environmental Impact Authorizations, (ii) Federal Authorizations for the Change in the Use of Forestry Land (Autorización para el Cambio de Uso de Suelo), (iii) water use concessions, and wastewater discharge permits, (iv) land use licenses; (v) authorizations for the management of hazardous, special management and solid urban wastes, and (vi) any Federal Annual Operating Certificate (Cédula de Operatión Anual); among others, is set forth in Section 4.09(b) of the Disclosure Schedules. Seller has made available to Buyers complete and correct copies of the Environmental Permits set forth in Section 4.09(b) of the Disclosure Schedules.

(c)

Seller has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including any hazardous substance or waste, nor owned or operated any property or facility related to the Project (and no such property or facility is contaminated by any such substance) in violation of any applicable Environmental Laws or any other Laws as applicable.

Section 4.10 Legal Proceedings; Governmental Orders.

(a)

Except as set forth in Section 4.10 of the Disclosure Schedules, there are no Actions pending or, to Seller’s Knowledge, threatened against or by Seller (a) relating to or affecting the Project, the Purchased Assets or the Assumed Liabilities; or (b) that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. Except as set forth in Section 4.10 of the Disclosure Schedules, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b)	There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against, relating to or affecting the Project.

Section 4.11 Employment Matters.

(a)

Section 4.11(a) of the Disclosure Schedules sets forth all Persons who are employees, independent contractors or consultants working at in connection or with the Project as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such Person the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such Person as of the date hereof.

(b)

As of the date hereof, all compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, pension, benefit, retirement, severance, vacation, paid time off, welfare, fringe-benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing, which is or has been maintained, sponsored, contributed to, or required to be contributed to by Seller for the benefit of any current or former employee, officer, director, independent contractor or consultant of the Project or any spouse or dependent of such individual, or under which Seller or any of its Affiliates has or may have any Liability, or with respect to which Buyers or any of their Affiliates would reasonably be expected to have any Liability, contingent or otherwise for services performed on or prior to the Closing Date (each, a “Benefit Plan”), have been paid in full.

(c)

Seller is not, and has not been, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labour organization (collectively, “Union”) at or in connection with the Project, and there is not any Union representing or purporting to represent any employee of Seller at or in connection with the Project. No Union or group of employees at or in connection with the Project is seeking or has sought to organize employees for the purpose of collective bargaining. There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labour disruption or dispute affecting any employees at or in connection with the Project. Seller has no duty to bargain with any Union.

(d)

Seller is and has been in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to the Project, including all Laws relating to labour relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labour, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by Seller as consultants or independent contractors of the Project are properly treated as independent contractors under all applicable Laws. There are no Actions against Seller pending, or to Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Project, including any Action relating to unfair labour practices, employment discrimination, harassment, retaliation, equal pay, wages and hours or any other employment related matter arising under applicable Laws.

(e)

Social Security. Except as set forth in Section 4.11(e) of the Disclosure Schedules or that are in no way related or matters connected to the Project, all the Liabilities of Seller in connection with the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social), the Mexican Institute for the National Fund of Housing of Workers (Instituto del Fondo Nacional de la Vivienda para los Trabajadores), the Mexican Retirement Savings System (Sistema de Ahorro para el Retiro), funds or social security plans, pension or retirement benefits and payments for services rendered, to officers, directors, retirees, employees, independent contractors or consultants of Seller (including those employed through an outsourcing structure), have been paid.

Section 4.12 Taxes.

(a)

All Tax Returns required to be filed by Seller for any period on or prior to Closing have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete and correct in all respects. All Taxes due and owing by Seller (whether or not shown on any Tax Return) have been, or will be, timely paid.

(b)

Seller has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(c)	No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Seller.

(d)	All deficiencies asserted, or assessments made, against Seller as a result of any examinations by any taxing authority have been fully paid.

(e)	Seller is not party to any Action by any Governmental Authority with respect to Taxes. There are no pending or threatened Actions by any Governmental Authority with respect to Taxes.

(f)	There are no Encumbrances for Taxes upon any of the Purchased Assets nor is any Governmental Authority in the process of imposing any Encumbrances for Taxes on any of the Purchased Assets.

Section 4.13 Mineral Resources. The most recent estimates of indicated, measured and inferred mineral resources disclosed in the Technical Report have been prepared and disclosed in all material respects in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. To the Knowledge of Seller, the information provided by Goldgroup to the Qualified Persons (as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects) in connection with the preparation of such estimates was complete and accurate in all material respects at the time such information was furnished. No material mineral deposits are subject to illegal occupation. There has been no material reduction in the aggregate amount of estimated mineral resources associated with the Project from the amounts disclosed in the Technical Report.

Section 4.14 Insurance. Section 4.14 of the Disclosure Schedules sets forth (a) a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers' compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by Seller or its Affiliates and relating to the Project, the Purchased Assets or the Assumed Liabilities (collectively, the “Insurance Policies”); and (b) with respect to the Project, the Purchased Assets or the Assumed Liabilities, a list of all pending claims and the claims history for Seller since January 1, 2010. There are no claims related to the Project, the Purchased Assets or the Assumed Liabilities pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Neither Seller nor any of its Affiliates have, received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if not yet due, accrued. All such Insurance Policies (a) are in full force and effect and enforceable in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. Neither Seller nor any of its Affiliates is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Project and are sufficient for compliance with all applicable Laws and Contracts to which Seller is a party or by which it is bound. True and complete copies of the Insurance Policies have been made available to Buyers.

Section 4.15 Change of Control. To its Knowledge, Seller is not aware of any pending or contemplated change of control transactions affecting Timmins as at the date of this Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYERS

Buyers jointly and severally represent and warrant to Seller that the statements contained in this Article 5 are true and correct as of the date hereof and as of the Closing Date.

Section 5.01 Organization. Each Buyer is a corporation or variable capital company, as the case may be, validly existing and in good standing under the Laws of the jurisdiction of its organization.

Section 5.02 Authority. Each Buyer has full corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each Buyer of this Agreement and any other Transaction Document to which it is a party, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of each Buyer. This Agreement has been duly executed and delivered by each Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of such Buyer enforceable against Buyer in accordance with its terms. When each other Transaction Document to which a Buyer is or will be a party has been duly executed and delivered by such Buyer (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of such Buyer, as applicable, enforceable against such party in accordance with its terms.

Section 5.03 No Conflicts; Consents. The execution, delivery and performance by each Buyer of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of such Buyer; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyers or any of its respective Affiliates; or (c) except as set forth in Section 5.03 of the Disclosure Schedules require the consent, notice or other action by any Person under any Contract to which such Buyer or any of its respective Affiliates is a party. Except as set forth in Section 5.03 of the Disclosure Schedules, no Permit, Governmental Order or other consent or approval from any Governmental Authority is required by or with respect to any Buyer in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

Section 5.04 Sufficiency of Funds. The Buyers have, or on the Closing Date will have, sufficient cash on hand or other sources of immediately available funds sufficient to enable them to make payment of the Cash Consideration and consummate the transactions contemplated by this Agreement.

Section 5.05 Legal Proceedings. There are no Actions pending or, to the Knowledge of Buyers, threatened against or by Buyers or any Affiliate of Buyers that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.

ARTICLE 6
COVENANTS

Section 6.01 Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyers (which consent shall not be unreasonably withheld or delayed), Seller shall (x) conduct the Project in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve intact its current Project organization, operations and franchise and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having relationships with the Project. Without limiting the foregoing, from the date hereof until the Closing Date, Seller shall:

(a)	preserve and maintain all Permits required for the conduct of the Project or the ownership and use of the Purchased Assets;

(b)	pay the Liabilities of the Project when due;

(c)	maintain the properties and assets included in the Purchased Assets in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(d)	continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;

(e)	defend and protect the properties and assets included in the Purchased Assets from infringement or usurpation;

(f)	maintain the Books and Records in accordance with past practice;

(g)	comply in all material respects with all Laws applicable to the conduct of the Project or the ownership and use of the Purchased Assets;

(h)	file all outstanding production and technical reports related to the Concessions; and

(i)

not take any action (or permit any action to be taken) or fail to take any action (or permit any action to fail to be taken) that would cause a breach of any covenant in this Agreement, including the foregoing.

Section 6.02 Cooperation. From the date hereof until the Closing, Seller shall (a) afford Buyers and their Representatives full and free access to and the right to inspect all of the Real Property, properties, assets, premises, Books and Records, Contracts and other documents and data related to the Project; (b) furnish Buyers and their Representatives with such financial, operating and other data and information related to the Project as Buyers or any of their Representatives may reasonably request; and (c) instruct the Representatives of Sellers to cooperate with Buyers in their investigation of the Project. Any investigation pursuant to this Section 6.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Project or any other businesses of Sellers. No investigation by Buyers or other information received by Buyers shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Sellers in this Agreement.

Section 6.03 No Solicitation.

(a)

Seller shall not, and shall not authorize or permit any of their Affiliates or any of their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyers or any of their Affiliates) relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or any portion of the Project or the Purchased Assets.

(b)

In addition to the other obligations under this Section 6.03, Seller shall promptly (and in any event within 24 hours after receipt thereof by Seller or its Representatives) advise Buyers orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c)

Seller agrees that the rights and remedies for noncompliance with this Section 6.03 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyers and that money damages would not provide an adequate remedy to Buyers.

Section 6.04 Notice of Certain Events.

(a)	From the date hereof until the Closing, Seller shall promptly notify Buyers in writing of:

(i)

any fact, circumstance, event or action the existence, occurrence or taking of which (A) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Seller hereunder not being true and correct or (B) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.01 to be satisfied;

(ii)	any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii)	any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iv)

any Actions commenced or, to Seller’s Knowledge, threatened against, relating to or involving or otherwise affecting the Project, the Purchased Assets or the Assumed Liabilities that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.10 or that relates to the consummation of the transactions contemplated by this Agreement.

(b)

Buyers’ receipt of information pursuant to this Section 6.04 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement (including Section 8.02 and Section 9.01(b)) and shall not be deemed to amend or supplement any Schedule hereto.

Section 6.05 Employees and Employee Benefits.

(a)	Commencing on the Closing Date, Seller shall terminate or transfer all employees of the Project who are actively at work on the Closing Date.

(b)

Seller shall be solely responsible, and Buyers shall have no Liability whatsoever for, any compensation or other amounts payable to any current or former employee, officer, director, independent contractor or consultant of the Project for any period relating to the service with Seller at any time on or prior to the Closing Date and Seller shall pay all such amounts to all entitled persons on or prior to the Closing Date.

(c)

Seller shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits brought by or in respect of current or former employees, officers, directors, independent contractors or consultants of the Project or the spouses, dependents or beneficiaries thereof, which claims relate to events occurring on or prior to the Closing Date. Seller also shall remain solely responsible for all workers’ compensation claims of any current or former employees, officers, directors, independent contractors or consultants of the Project which relate to events occurring on or prior to the Closing Date. Seller shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.

Section 6.06 Confidentiality. From and after the Closing, Seller shall, and shall cause its Affiliates to, hold, and shall use their reasonable best efforts to cause their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Project, except to the extent that Seller can show that such information (a) is generally available to and known by the public through no fault of Seller, any of its Affiliates or their respective Representatives; or (b) is lawfully acquired by Seller, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Buyers in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed, provided, that Seller shall, if requested by Buyers and at Buyers’ expense, use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 6.07 Governmental Approvals and Consents.

(a)

Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Transaction Documents. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not wilfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)

Seller and Buyers shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are set forth in Section 4.03 and Section 5.03 of the Disclosure Schedules.

(c)	Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use all commercially reasonable efforts to:

(i)	respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any other Transaction Document;

(ii)	avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any other Transaction Document; and

(iii)

in the event any Governmental Order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement or any other Transaction Document has been issued, to have such Governmental Order vacated or lifted.

(d)

All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Seller with Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

Section 6.08 Books and Records.

(a)

In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, for a period of five years after the Closing, Buyers shall:

(i)	retain the Books and Records (including personnel files) relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of Seller; and

(ii)	upon reasonable notice, afford Seller’s Representatives reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such Books and Records.

(b)

In order to facilitate the resolution of any claims made by or against or incurred by Buyers after the Closing, or for any other reasonable purpose, for a period of five years following the Closing, Seller shall:

(i)	retain the books and records (including personnel files) of Seller which relate to the Project and its operations for periods prior to the Closing; and

(ii)	upon reasonable notice, afford Buyers’ Representatives reasonable access (including the right to make, at Buyers’ expense, photocopies), during normal business hours, to such books and records.

(c)

Neither Buyers nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 6.08 where such access would violate any Law.

Section 6.09 Closing Conditions; From the date hereof until the Closing, each party hereto shall use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the Closing Conditions.

Section 6.10 Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), and the parties shall cooperate as to the timing and contents of any such announcement, except that Timmins may disclose the entry into this Agreement and related matters by disseminating a press release in substantially the form circulated among and agreed between the parties prior to the execution of this Agreement.

Section 6.11 Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyers; it being understood that any Liabilities arising out of the failure of Seller to comply with the requirements and provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction which would not otherwise constitute Assumed Liabilities shall be treated as Excluded Liabilities.

Section 6.12 Transfer Taxes. Buyers shall be solely liable for any and all transfer, sales, use, stamp, registration, value added and other such Taxes (including penalties and interest) incurred in connection with this Agreement and the other Transaction Documents (including any Land transfer Tax and any other similar Tax), including Liabilities arising from the reassessment or nonpayment of any such Taxes, but in each case only to the extent such Taxes or Liabilities arise from a transfer by Seller to Buyer (“Transfer Tax Liabilities”). If Seller is required by applicable Law to collect and remit to any Governmental Authority any of such Taxes, Buyers shall pay the aggregate amount of such Taxes to Seller on the Closing Date (or, if applicable, at the time Buyer pays the Deferred Consideration Note) and Seller shall remit such amounts to the applicable Governmental Authorities in accordance with applicable Law. Each party shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes (and each party shall cooperate with each other party with respect thereto as necessary).

Section 6.13 Tax Clearance Certificates. If requested by Buyers, Seller shall notify all of the Governmental Authorities in the jurisdictions that impose Taxes on Seller or where Seller has a duty to file Tax Returns of the transactions contemplated by this Agreement in the form and manner required by such Governmental Authorities, if the failure to make such notifications or receive any available tax clearance certificate could subject Buyers to any Taxes of Seller. If any Governmental Authority asserts that Seller is liable for any Tax, Seller shall promptly pay any and all such amounts and shall provide evidence to Buyers that such Liabilities have been paid in full or otherwise satisfied.

Section 6.14 Covenants of Timmins. Timmins shall guarantee the performance or compliance, in all respects, by Seller of all of Seller’s obligations, covenants and agreements under this Agreement.

Section 6.15 Mexican Security. The obligations under the Deferred Consideration Note shall be secured by first priority security interests on, to and against all of the Purchased Assets (the “Security”). The Buyers shall execute and deliver such documents as the Seller advises is required in order to, or more effectively, grant security interests in favour of the Seller on and against all of the Purchased Assets, as collateral security for the payment and performance by the Buyers of all of the obligations under the Deferred Consideration Note. The Buyers agree that the Security will be registered, filed or recorded in all offices where such registration, filing or recording is necessary for the creation, perfection and preservation of the Security. The Buyers further agree not to grant any other security interest or lien over any of the Purchased Assets in favour of any other Person.

Section 6.16 Exchange Approvals. Candeleria shall use commercially reasonable efforts to obtain conditional and final acceptance of the TSX Venture Exchange to the transactions contemplated in this Agreement and other Transaction Documents.

Section 6.17 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the other Transaction Documents.

ARTICLE 7
CONDITIONS TO CLOSING

Section 7.01 Conditions to Obligations of Buyers. The obligations of Buyers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyers’ waiver, at or prior to the Closing, of each of the following conditions:

(a)

Other than the representations and warranties of Seller contained in Section 4.01, Section 4.02, and Section 4.12(f), the representations and warranties of Seller contained in this Agreement, the other Transaction Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality) or in all material respects (in the case of any representation or warranty not qualified by materiality) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Seller contained in Section 4.01, Section 4.02, and Section 4.12(f) shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b)

Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Seller shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c)

No Action shall have been commenced against Buyers or Seller, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby or by any other Transaction Document.

(d)

All approvals, consents and waivers that are set forth in Section 4.03 and Section 5.03 shall have been received, and executed counterparts thereof shall have been delivered to Buyers at or prior to the Closing.

(e)	There shall not have occurred any Material Adverse Effect.

(f)	Seller shall have delivered to Buyers duly executed counterparts to the Transaction Documents (other than this Agreement) and such other documents and deliveries set forth in Section 3.02(b).

(g)

All Encumbrances relating to the Purchased Assets shall have been released in full and Seller shall have delivered to Buyers written evidence, in form satisfactory to Buyers in their sole discretion, of the release of such Encumbrances.

(h)

Buyers shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Seller, that each of the conditions set forth in Section 7.01(a) and Section 7.01(b) have been satisfied (the “Seller Closing Certificate”).

(i)

Buyers shall have received a certificate of an executive officer of Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(j)

Buyers shall have received a certificate of an executive officer of Seller certifying the names and signatures of the officers of Seller authorized to sign this Agreement, the Transaction Documents and the other documents to be delivered hereunder and thereunder.

(k)	Seller shall have delivered to Buyers such other documents or instruments as Buyers reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

(l)

No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement or any other Transaction Document illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder or thereunder to be rescinded following completion thereof.

(m)	Candeleria shall have received conditional approval of the TSX Venture Exchange to the transactions contemplated by this Agreement and the Transaction Documents.

(n)	Buyers shall have received a copy of the Lenders Release Letter.

(o)

The Torres Litigation shall have been resolved to the satisfaction of the Buyers (for greater certainty the non-fulfilment of this condition shall not entitle the Buyers to the return of the Execution Deposit, or, if paid, the Additional Deposit, pursuant to Section 9.02(a)(ii) under any circumstances).

Section 7.02 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a)

Other than the representations and warranties of Buyers contained in Section 5.01 and Section 5.02, the representations and warranties of Buyers contained in this Agreement, the other Transaction Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality) or in all material respects (in the case of any representation or warranty not qualified by materiality) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Buyers contained in Section 5.01 and Section 5.02 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date.

(b)

Buyers shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by Buyers prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Buyers shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c)

No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby or by any other Transaction Document.

(d)

All approvals, consents and waivers that are set forth in Section 4.03 and Section 5.03 shall have been received, and executed counterparts thereof shall have been delivered to Seller at or prior to the Closing.

(e)

Buyers shall have delivered to Seller duly executed counterparts to the Transaction Documents (other than this Agreement) to which it is a party and such other documents and deliveries set forth in Section 3.02(c).

(f)

Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of each Buyer, that each of the conditions set forth in Section 7.01(a) and Section 7.01(b) have been satisfied (the “Buyer Closing Certificate”).

(g)

Seller shall have received a certificate of the Corporate Secretary (or equivalent officer) of each Buyer certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of such party authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(h)

Seller shall have received a certificate of the Corporate Secretary (or equivalent officer) of each Buyer certifying the names and signatures of the officers of such party authorized to sign this Agreement, the Transaction Documents and the other documents to be delivered hereunder and thereunder.

(i)

No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement or any other Transaction Document illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder or thereunder to be rescinded following completion thereof.

ARTICLE 8
INDEMNIFICATION

Section 8.01 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is twelve (12) months from the Closing Date; provided, that the representations and warranties in (i) Section 4.01, Section 4.02, Section 4.06, Section 4.12(f), Section 5.01 and Section 5.02 shall survive indefinitely, and (ii) Section Section 4.09 and Section 4.12 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days. All covenants and agreements of the parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

Section 8.02 Indemnification By Seller. Subject to the other terms and conditions of this Article 8, Seller shall indemnify and defend each of Buyers and their Affiliates and their respective Representatives (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(a)

any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement, the other Transaction Documents or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)

any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement, the other Transaction Documents or any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement;

(c)	any Excluded Asset or any Excluded Liability; or

(d)

any Third Party Claim based upon, resulting from or arising out of the business, operations, properties, assets or obligations of Seller or any of its Affiliates (other than the Purchased Assets or Assumed Liabilities) conducted, existing or arising on or prior to the Closing Date.

Section 8.03 Indemnification By Buyer. Subject to the other terms and conditions of this Article 8, Buyers shall indemnify and defend Seller and their Affiliates and their respective Representatives (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of:

(a)

any inaccuracy in or breach of any of the representations or warranties of Buyers contained in this Agreement or in any certificate or instrument delivered by or on behalf of Buyers pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)	any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyers or Timmins pursuant to this Agreement; or

(c)	any Assumed Liability.

Section 8.04 Certain Limitations. The indemnification provided for in Section 8.02(a) and Section 8.03(a) shall be subject to the following limitations:

(a)

Seller shall not be liable to the Buyer Indemnitees for indemnification under Section 8.02(a): (i) until the aggregate amount of all Losses in respect of indemnification under Section 8.02(a) exceeds US$1,000,000 (the “Basket”), in which event Seller shall be required to pay or be liable for all such Losses from the first dollar or (ii) in an aggregate amount in excess of the Purchase Price actually paid by Buyers to Seller.

(b)

Buyers shall not be liable to the Seller Indemnitees for indemnification under Section 8.03(a) until the aggregate amount of all Losses in respect of indemnification under Section 8.03(a) exceeds the Basket, in which event Buyers shall be required to pay or be liable for all such Losses from the first dollar.

(c)

Notwithstanding the foregoing, the limitations set forth in Section 8.04(a) and Section 8.04(b) shall not apply to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty in Section 4.01, Section 4.02, Section 4.06, Section 4.09, Section 4.12, Section 4.12(f), Section 5.01 and Section 5.02 or in respect of fraud, criminal activity or willful misconduct.

(d)

For purposes of this Article 8, the breach of a representation, warranty or covenant in this Agreement, and any Losses resulting from the breach of any representation, warranty or covenant in this Agreement, shall be determined by disregarding the words, “material,” “material respects,” “Material Adverse Effect” or any other similar qualification contained in or otherwise applicable to such representation or warranty.

Section 8.05 Indemnification Procedures. The party making a claim under this Article 8 is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article 8 is referred to as the “Indemnifying Party.”

(a)

Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is a Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (x) is asserted directly by or on behalf of a Person that is a supplier or customer of the Project, or (y) seeks an injunction or other equitable relief against the Indemnified Party. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 8.05(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 8.05(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Seller and Buyers shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of Section 6.06) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b)

Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 8.05(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)

Direct Claims. Any Action by an Indemnified Party on account of Losses that do not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnified Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30 day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

Section 8.06 Payments. Once any Losses are agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article 8, the Indemnifying Party shall satisfy its obligations within 15 days of such final, non-appealable adjudication by wire transfer of immediately available funds. The parties hereto agree that should an Indemnifying Party not make full payment of any such obligations within such 15 day period, any amount payable shall accrue interest from and including the date of agreement of the Indemnifying Party or final, non-appealable adjudication to but excluding the date such payment has been made at a rate per annum equal to the Prime Rate plus 10%. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed.

Section 8.07 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 8.08 Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Section 7.01 or Section 7.02, as the case may be.

Section 8.09 Exclusive Remedies. Subject to Section 10.10, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or willful misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article 8. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article 8. Nothing in this Section 8.09 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any party’s fraudulent, criminal or intentional misconduct.

ARTICLE 9
TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a)	by the mutual written consent of Seller and Buyers;

(b)	by Buyers by written notice to Seller if:

(i)

Buyers are not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 7 and such breach, inaccuracy or failure has not been cured by Seller within 15 days of Seller’s receipt of written notice of such breach from Buyers; or

(ii)

any of the conditions set forth in Section 7.01 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by June 23, 2016 or at such other time as may be agreed to by the Parties, each acting reasonably, unless such failure shall be due to the failure of Buyers to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c)	by Seller by written notice to Buyers if:

(i)

Seller is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyers pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 7 and such breach, inaccuracy or failure has not been cured by Buyers within 15 days of Buyers’ receipt of written notice of such breach from Seller;

(ii)

any of the conditions set forth in Section 7.02 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by June 23, 2016, or at such other time as may be agreed to by the Parties, each acting reasonably, unless such failure shall be due to the failure of Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(iii)	the Additional Deposit has not been paid to Seller within the time required by Section 2.05(c); or

(d)

by Buyers or Seller in the event that (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non- appealable.

Section 9.02 Effect of Termination.

(a)	In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(i)	as set forth in this Article 9 and Section 6.06 and Article 10 hereof;

(ii)

if the Buyers terminate this Agreement pursuant to Section 9.01(b)(ii) for the reason that the Seller has failed to fulfil a condition set forth in Section 7.01 that is within the control of the Seller to fulfil, then the Seller shall return the Execution Deposit, and, if paid, the Additional Deposit, to the Buyers; and

(iii)	that nothing herein shall relieve any party hereto from liability for fraud, criminal activity or willful misconduct.

(b)

For greater certainty, except for a return of the Execution Deposit and the Additional Deposit pursuant to Section 9.02(a)(ii), neither the Initial Deposit, the Execution Deposit, nor, if paid, the Additional Deposit, is refundable under any circumstances and the parties acknowledge that the retention by the Seller of the Initial Deposit, the Execution Deposit, and, if paid, the Additional Deposit on termination of this Agreement is a payment of liquidated damages as a genuine pre-estimate of the damages which the Seller will suffer or incur as a result of the termination of this Agreement, and is not a penalty.

ARTICLE 10
MISCELLANEOUS

Section 10.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 10.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

If to Seller:	Molimentales Del Noroeste, S.A. de C.V.
c/oTimmins Gold Corp.
570 Granville Street, Suite 1900
Vancouver, British Columbia
V6C 3P1
	Facsimile:	604-682-4003
E-mail: mark.backens@timminsgold.com
	Attention:	Mark Backens

with a copy (which shall not
constitute notice hereunder) to:	Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, British Columbia
V7X 1L3
	Facsimile:	604-631-3309
E-mail: andrew.mcleod@blakes.com
	Attention:	Andrew McLeod

If to Buyers: Candelaria Mining Corp.

.	White Rock Office:
Candelaria Mining Corp.
15444 Royal Ave.
White Rock, BC V4B 1N1
E-mail: spuar@candelariamining.com
Attention: Sokhie Puar

with a copy (which shall not	Peralta Abogados, S.C.:
constitute notice hereunder) to:	Insurgentes sur 2355 PH
Col. San Angel
01000 Ciudad de México
E-mail: peralta@eperalta.com.mx
Attention: Enrique Peralta

with a copy (which shall not
constitute notice hereunder) to:	Morton Law LLP
1200 - 750 West Pender Street
Vancouver, British Columbia
Canada, V6C 2T8
Facsimile: 604-681-9652
E-mail: elm@mortonlaw.ca
Attention: Edward Mayerhofer

Section 10.03 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (w) to Articles, Sections, Disclosure Schedules and Annexes mean the Articles and Sections of, and Disclosure Schedules and Annexes attached to, this Agreement; (x) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; (y) to a Law or Contract means such Law or Contract as amended from time to time and includes any successor legislation to and such Law; and (z) to a Governmental Authority includes any successor in jurisdiction or authority to such Governmental Authority. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Annexes referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 10.04 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.05 Entire Agreement. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Annexes and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 10.06 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed, except that the Buyers may assign their rights and obligations under this Agreement to an Affiliate or a subsidiary prior to Closing; provided that the Buyers shall remain liable to perform all of their obligations and the obligations of such assignee under this Agreement. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.07 No Third-party Beneficiaries. Except as provided in Article 8, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.08 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.09 Governing Law; Submission to Jurisdiction.

(a)

Except for those matters referred to in Section 3.02(b)(i), Section 3.02(b)(ii), Section 3.02(b)(iii), Section 3.02(c)(iv), Section 3.02(c)(v) and Section 6.15, which shall be governed by the applicable federal, state or local Laws of Mexico (collectively, “Mexican Legal Matters”), this Agreement and the transactions contemplated hereby shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule that would require the application of the Laws of another jurisdiction.

(b)

OTHER THAN THE MEXICAN LEGAL MATTERS, ANY ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY SHALL BE INSTITUTED IN THE BRITISH COLUMBIA SUPREME COURT LOCATED IN VANCOUVER, BRITISH COLUMBIA, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURT IN ANY SUCH ACTION. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION IN SUCH COURT AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

Section 10.10 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 10.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TIMMINS GOLD CORP.

By:	/s/ “Mark Backens”
Name:	Mark Backens
Title:	Interim Chief Executive Officer

MOLIMENTALES DEL NOROESTE, S.A. de C.V.

By:	/s/ “Arturo Bonillas”
Name:	Arturo Bonillas
Title:	Sole Administrator

CANDELARIA MINING CORP.

By:	/s/ “Sokhie Puar”
Name:	Sokhie Puar
Title:	President, Chief Executive Officer

GRUPO MINERO CANDELARIA S.A.P.I de C.V.

By:	/s/ “Javier Reyes”
Name:	Javier Reyes
Title:	Attorney in Fact

ANNEX A

DISCLOSURE SCHEDULES

1.

Unless otherwise defined herein, capitalized terms used but not defined in these Disclosure Schedules shall have the meaning given to such capitalized terms in the asset purchase agreement dated May 11, 2016, 2016 between Timmins Gold Corp, Molimentales Del Noroeste, S.A. de C.V., Candelaria Mining Inc. and Grupo Minero Candelaria S.A.P.I. de C.V. (the “Agreement”).

2.

Any fact or item disclosed on any section of these Disclosure Schedules shall not by reason of such disclosure be deemed to be material and shall not be employed as a point of reference in determining any standard of materiality under the Agreement.

3.

Any fact or item disclosed on any section of these Disclosure Schedules shall be deemed to be disclosed on another section if the description of the fact or item on the first section makes the applicability of the fact or item to the other section reasonably apparent to a reader on its face.

4.

Certain agreements and other matters are listed in these Disclosure Schedules for informational purposes only, notwithstanding the fact that, because they do not rise above applicable materiality thresholds or otherwise, they are not required to be listed herein by the terms of the Agreement. In no event shall the listing of such agreements or other matters in these Disclosure Schedules be deemed or interpreted to broaden or otherwise amplify, or to detract from or limit (except in each case as expressly provided in the applicable representation, warranty, covenant or agreement contained in the Agreement that refers to such Disclosure Schedule), any of the representations, warranties, covenants or agreements contained in the Agreement and nothing in these Disclosure Schedules shall influence the construction or interpretation of any of the representations, warranties, covenants or agreements contained in the Agreement.

5.

The Agreement and this Disclosure Schedule (including the Appendices attached hereto) are to be read and understood as an integrated document and, as such, each of the exceptions, qualifications, limitations or other disclosures set forth herein shall be deemed incorporated by reference into the Agreement as if they were contained therein.

Section 2.01(a)

Real Property:

#	Registered Owner	Date of purchase	Domestic land name	# of Hectares
1	Molimentales del	February 27, 2015	“El Hular”
	Noroeste, S.A. de C.V.
		Public Deed 1,543		88.8827
2	Molimentales del	February 27, 2015	“Mesa de Mulas”
	Noroeste, S.A. de C.V.
		Public Deed 1,544		30.0000
3	Molimentales del	February 27, 2015	“Mesa de Mulas”
	Noroeste, S.A. de C.V.
		Public Deed 1,548		18.3769
4	Molimentales del	February 27, 2015	“Arroyo agrio”	131.3904
	Noroeste, S.A. de C.V.	Public Deed 1,546
5	Molimentales del	February 27, 2015	“Mesa de Mulas”
	Noroeste, S.A. de C.V .
		Public Deed 1,542		18.5215
6	Molimentales del	February 27, 2015	“Capulines”	24.0999
	Noroeste, S.A. de C.V.	Public Deed 1,545
7	Molimentales del	February 27, 2015	“Monte de Oro”	3.2900
	Noroeste, S.A. de C.V.
		Public Deed 1,547	“Boca Andrea”	38.8788
			“Boca Andrea Lot # 13”	25.0000
8	Molimentales del	February 27, 2015	“Falda Azul”	10
	Noroeste, S.A. de C.V.	Public Deed 1,549
9	Molimentales del	February 27, 2015	“Mesa de Mulas”	6.5919
	Noroeste, S.A. de C.V.	Public Deed 1,550	a portion detached from
			the “Mesa de Palmas”	43.6392

Concessions:

#	Concession	Registered Owner	Title	Area
				(Has)
1	CABALLO BLANCO	Molimentales del Noroeste,	216694	600.0000
		S.A. de C.V.
2	REDUCCION CABALLO BLANCO II	Molimentales del Noroeste,	224414	504.8125
		S.A. de C.V.
3	CABALLO BLANCO IV	Molimentales del Noroeste,	218176	1634.0000
		S.A. de C.V.

#	Concession	Registered Owner	Title	Area
				(Has)
4	REDUCCION CABALLO BLANCO VI	Molimentales del Noroeste,	224415	1014.1711
		S.A. de C.V.
5	CABALLO BLANCO VII	Molimentales del Noroeste,	223282	231.7764
		S.A. de C.V.
6	CABALLO BLANCO IX FRACCION 2	Molimentales del Noroeste,	234277	663.1832
		S.A. de C.V.
7	CABALLO BLANCO IX FRACCION 1	Molimentales del Noroeste,	240776*	10,361.1170
		S.A. de C.V.
8	REYNA NEGRA FRACCION 3	Molimentales del Noroeste,	221374**	1,015.5726
		S.A. de C.V.
9	CABALLO BLANCO VIII FRACCION 2	Molimentales del Noroeste,	243938	68.7280
		S.A. de C.V.
10	C. B. 6	Molimentales del Noroeste,	239740	377.3421
		S.A. de C.V.
11	C. B. 12 Reduccion	Molimentales del Noroeste,	243889	6,036.5051
		S.A. de C.V.
12	C. B. 2	Molimentales del Noroeste,	234324	244.0336
		S.A. de C.V.

*Pursuant to an application # 5/4/0202 on May 11, 2015 at the General Bureau of Mining Regulation, this concession will be divided into three fractions, two fractions comprising 7,424.6349 hectares will be transferred to Molimentales form part of the Purchased Assets and will be transferred to Buyer and one fraction comprising 3,056.5406 hectares does not form part of the Purchased Assets and will be transferred to Minera Gavilan, S.A. de C.V.

Pursuant to an application #181/14558 on May 9, 2016 at the General Bureau of Mining Regulation, this concession is in the process of being recorded in the name of Molimentales del Noroeste, S.A. de C.V. before the Public Registry of Mines.

**Pursuant to an application #181/28431 on July 22, 2015 at the General Bureau of Mining Regulation, this concession is in the process of being recorded in the name of Molimentales del Noroeste, S.A. de C.V. before the Public Registry of Mines.

Section 2.01(b)

Landlord	Date of contract	Expiry date of contract	Future payment commitments
TERESO LENDECHY	March 2012 6,	Indefinite	None

All other surface rights agreements have expired or will be allowed to expire having been paid up to date, and are no longer required to access the Project.

Section 2.02(c)

1.	None.

Section 2.03(a)

On April 5, 2016 a special trial (Ejecutivo Mercantil) was filed by Emilio Torres Viveros, Jose Luis Torres, González, Filomena Viveros Diaz and Rafael Torres Viveros (“Family Tores”) against Candymin S.A. de C.V. (“Candymin”) before the Sixth District court in Civil matters based in Mexico City under number 149/16-IV, (the “Claim”) making certain allegations and seeking payment of certain amounts more particularly described in the Claim.

Section 2.03(d)

1.	A net smelter return royalty on gold and silver sales of 1.5% to Almaden Minerals Ltd.

2.	A net smelter return royalty to Charlie Warren on gold and silver sales of:

a.	1.25% if mining up to 1,000 tonnes per day;

b.	1.0% if mining 1,000 tons per day up to 1,500 tonnes per day;

c.	0.75% if mining 1,500 tons per day up to 10,000 tonnes per day; and

d.	0.5% if mining greater than 10,000 tonnes per day.

For clarity, the net smelter return royalty is expected to be 0.5% as the tonnages to be mined are expected to exceed 10,000 tonnes per day.

Section 2.08

[to be prepared by Buyer]

Section 4.01

1.	Molimentales del Noroeste S.A. de C.V. is licenced to do business in Mexico and is in good standing in that jurisdiction.

Section 4.03

1.

Consent of Sprott Resource Lending Partnership (“Sprott”) as Administrative Agent is required pursuant to section 6.2 of the Amended and Restated Credit Agreement among Timmins, Sprott and Goldcorp Inc. dated January 26, 2016.

Section 4.04

1.	See Section 2.03 of these Disclosure Statements.

2.	Liabilities in connection with the Amended and Restated Credit Agreement among Timmins, Sprott and Goldcorp Inc. dated January 26, 2016.

3.	See Section 4.07(b), (g), (h), (j), (k), of these disclosure Statements.

4.	Annual Concession fees: currently no amounts outstanding.

Section 4.05(a)

1.	Arturo Bonillas and Miguel Bonilla hold Powers of Attorney for execution of documents on behalf of Molimentales del Noroeste S.A. de C.V.

2.	Asset Purchase Agreement among Goldgroup Mining Inc., Candymin S.A. de C.V., Minera Cardel S.A. de C.V., Molimentales del Noroeste, S.A. de C.V. and Timmins Gold Corp. dated December 17, 2014.

3.	The surface rights agreements listed in Section 2.01(b) of these Disclosure Schedules.

4.	Agreements pertaining to the royalties described in Section 2.03(d) of these Disclosure Schedules.

Section 4.07(a)

1.	See Sections 2.01(a) and (b) of these Disclosure Schedules.

Section 4.07(b)

1.	See Sections 2.01(a) and (b) of these Disclosure Schedules.

2.	See Section 2.03(a) of these Disclosure Statements.

3.

Encumbrances related to the Amended and Restated Credit Agreement among Timmins, Sprott and Goldcorp dated January 26, 2016, with respect to which the Lenders Release Letter will be executed at or before Closing.

Section 4.07(c)

1.	None.

Section 4.07(f)

1.      Encumbrances related to the Amended and Restated Credit Agreement among Timmins, Sprott and Goldcorp dated January 26, 2016, with respect to which the Lenders Release Letter will be executed at or before Closing.

Section 4.07(g)

1.	As indicated on Section 2.01(a) of these Disclosure Schedules, certain transfers to Molimentales are in the process of being recorded with the Mining Public Registry

2.	See Section 2.03(a) of these Disclosure Schedules.

3.	See Section 2.03(d) of these Disclosure Schedules.

Section 4.07(h)

1.	The following structures are leased at the Project site, with each lease cancellable on 30 days’ notice without penalty:

(a)	Office:	$6,000 Mexican pesos per month

(b)	Lab:	$3,500 Mexican pesos per month

(c)	Coreshack:	$3,000 Mexican pesos per month

Section 4.07(j)

1.	See Section 2.03(a) of these Disclosure Schedules.

2.	See Section 4.09(b) of these Disclosure Schedules.

Section 4.07(k)

1.	See Section 4.09(b) of these Disclosure Schedules.

Section 4.07(l)

1.	None, other than the registration at the General Bureau of Mining Regulation detailed in Section 2.01 of these Disclosure Schedules.

Section 4.07(m)

1.	See Section 4.07(h) of these Disclosure Schedules.

Section 4.08(c)

1.	See Section 2.03(a) of these Disclosure Schedules.

2.	See Section 4.09(b) of these Disclosure Schedules.

Section 4.09(a)

1.	See Section 4.09(b) of these Disclosure Schedules.

Section 4.09(b)

1.

An Environmental Impact Statement application was presented to SEMARNAT on December 15, 2011. On March 13, 2012, Goldgroup Mining Inc., together with its subsidiaries, Candymin S.A. de C.V. and Minera Cardel S.A. de C.V. (collectively “Goldgroup”) received comments on the application from SEMARNAT. The comments requested more information on risk mitigation, along with environmental protection and rehabilitation, of several aspects of the proposed mining operations. On June 11, 2012, Goldgroup submitted responses to the comments received from SEMARNAT. On September 14, 2012, Goldgroup deferred the evaluation of the Environmental Impact Statement for the Project.

2.

A change in soil use permit, also known as the Estudio Técnico Justificativo para Cambio de Uso de Suelo (“ETJ”), was submitted to SEMARNAT on December 16, 2011. The application was returned to Goldgroup with comments from SEMARNAT.

3.

The prior local municipal authority has alleged that underground workings at the Project site have encroached on a neighboring surface property and could potentially cause harm to the landowners. Goldgroup retained surveyors who confirmed that no such encroachment occurred and that no such danger exists. Until this encroachment issue is resolved, the municipal authority has restricted access to certain areas of the Project site as a result of the alleged encroachment. Goldgroup applied to the Mexican courts for formal restoration of access to the Project site. The new municipal authority is working to remove these access restrictions and has opened access over land previously closed to access.

4.

Goldgroup drilled two water wells, one for a local community for their use, and another on a rancher’s land, where he has a permit, such that Goldgroup was have not been required to obtain a permit. When the mine gets closer to commencing production, Sellers’ intention has been to drill more holes on the rancher’s land within his permits.

5.

Goldgroup previously did exploration work under NOM 120, which allowed permission for exploration on the Project. Exploration work ceased and the permit was no longer required and it expired by its own terms in May 2014.

Section 4.10

1.	See Section 2.03(a) of these Disclosure Schedules

2.	See Section 4.09(b) of these Disclosure Schedules.

Section 4.11

1.

a)

Name of	Title	Full	Hire	Compensation	Commission/	Fringe
Employee/Consultant		Time/	Date			Benefits
					Bonus/
		Part
		Time			Incentive

Fernandez Castellanos	Consultant	Part	Feb	MXN 9,903.02	N/A	N/A
Carlos Andres		time	15,	per month
			2015

Martinez Cuevas Rosendo	Employee	Full	Feb	MXN 4,535.58 per	N/A	N/A
		time	15,	month
			2015

Rodriguez Castillo Tomas	Employee	Full	Feb	MXN 4,535.58 per	N/A	N/A
		time	15,	month
			2015

Rosado Huesca Abel	Employee	Full	Feb	MXN 12,035.34	N/A	N/A
		time	15,	per month
			2015

e)	None.

Section 4.14

(a)

Attached is a summary of insurance policies held by Seller:

[REDACTED] Insurance Policies have been redacted.

(b)

None.

Section 5.03

1.	Conditional approval from the TSX Venture Exchange

ANNEX B

LENDERS RELEASE LETTER

[•], 2016

Timmins Gold Corp.
Suite 520-609 Granville Street
Vancouver, British Columbia
V7Y 1G5

Re: Prepayment of Loans and Termination of Credit Facilities

Dear Sirs/Mesdames:

Reference is made to the amended and restated credit agreement dated as of January 26, 2016 (the “Credit Agreement”) among Timmins Gold Corp. (the “Borrower”), as borrower, the financial institutions identified on the signature pages thereto as lenders (the “Lenders”), and Sprott Resource Lending Partnership (the “Administrative Agent”), as administrative agent. All capitalized terms used in this Letter Agreement shall, unless otherwise defined herein, have the same meanings given to them in the Credit Agreement.

The Borrower has indicated that it wishes to prepay and satisfy in full all debts, liabilities and obligations owing under the Credit Agreement (collectively, the “Existing Obligations”). For the purposes of the foregoing, the Administrative Agent, the Lenders and the Borrower hereby agree, effective upon execution of this Letter Agreement by all parties hereto, as follows:

1.	This Letter Agreement may be relied upon by all parties named as addressees in Schedule A attached hereto (collectively, the “Beneficiaries”).

2.

As of May 6, 2016 (the “Payout Date”), the aggregate amount of the Existing Obligations (the “Payout Amount”) is as set forth in Schedule B attached hereto. The Payout Amount has been calculated as at approximately 3:00 p.m. Toronto time on May 6, 2016.

3.

The amount of interest, fees and other amounts accruing each day after 3:00 p.m. Toronto time on the Payout Date that the Payout Amount remains outstanding is set forth in Schedule C attached hereto (the “Per Diem Amount”).

4.

Payments received after 3:00 p.m. Toronto time on any Business Day (including the Payout Date) shall be deemed to have been received on the following Business Day and shall be subject to an increase by an amount equal to the Per Diem Amount for the day of such payment. Payment in full of the Payout Amount and the Per Diem Amount (if any) shall be made by wire transfer in immediately available funds to:

Timmins Gold Corp. Payout Agreement

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TD Bank
The Toronto Dominion Bank
Transit #1020
TD Centre Branch
55 King Street West
Toronto, On M5K 1A2
Swift: TDOMCATTTOR

Favour: Sprott Resource Lending Partnership
200 Bay Street
Royal Bank Plaza, South Tower
Suite 2750
Toronto, Ontario
M5J 2J2
Transit: 1020
USD Account: 7407344

5.

Subject to Section 10, effective immediately upon receipt by the Borrower of written confirmation from the Administrative Agent confirming that it has received the Payout Amount and the Per Diem Amount in full (the date of payment of such amounts in accordance with the terms hereof being the “Release Date”):

(a)

the Credit Agreement and the Security Documents shall be terminated and of no further force and effect except for accrued obligations and liabilities and except to the extent that the Credit Agreement and/or the Security Documents, by their terms, survive the termination thereof;

(b)	all Commitments shall be cancelled, and no further financial accommodation under the Credit Agreement shall be made or requested;

(c)	all Liens granted by any Credit Party pursuant to the Security Documents shall be released and discharged;

(d)

all interests of the Administrative Agent in policies of insurance held in respect of the Credit Parties and their assets shall be released, such that any notation of its said interest may be deleted from all such policies;

(e)

all of the property, assets and undertaking of the Credit Parties mortgaged, assigned, transferred, pledged, granted, sold, conveyed, ceded, demised or set over to or in favour of the Administrative Agent by the Credit Parties shall be released, discharged, surrendered, reconveyed and quit claimed unto the Credit Parties;

T

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(f)

the Administrative Agent and Lenders shall have no further obligations or have any other duties or responsibilities under or in connection with the Credit Agreement and/or any other Credit Document, including, without limitation, any obligation to make Advances thereunder; and

(g)

the Administrative Agent irrevocably authorizes Blake, Cassels & Graydon LLP, counsel for the Credit Parties, and their respective agents to, at the expense of the Borrower, prepare and file such financing change statements and other materials as required to discharge all registrations in favour of the Administrative Agent with respect to the Security Documents, including without limitation the registrations set out in Schedule D.

6.	Effective upon the Release Date, each of the Administrative Agent and the Lenders, severally and not jointly and severally, agree to, at the sole cost and expense of the Borrower, promptly:

(a)

execute and deliver, or cause to be duly executed and delivered, to the Beneficiaries such further materials, and do and cause to be done such further acts, as may be reasonably requested by the Borrower to effect and record the substance of this Letter Agreement;

(b)	promptly deliver any Collateral in its possession to the Borrower or to such party as the Borrower may direct in writing; and

(c)

(i) irrevocably authorize the Collateral Agent and its representatives to terminate all Security Documents granted in Mexico for the benefit of the Administrative Agent and (ii) instruct the Collateral Agent to (x) enter into the corresponding termination agreements (in form and substance satisfactory to the Administrative Agent and the Collateral Agent) to effect such termination in Mexico, and (y) use commercially reasonable efforts to file the same for registrations with the applicable public registries within a reasonable period of time thereafter.

7.

Upon the termination of the Credit Agreement and the Security Documents pursuant to Section 5(a), all rights and obligations arising thereunder or in connection therewith (including the Existing Obligations) shall terminate and be released, except for accrued obligations and liabilities and except to the extent that any such rights and obligations, by their terms, survive the termination of the Credit Agreement and the Security Documents.

8.

The Borrower (on behalf of itself and the other Credit Parties) hereby releases, discharges and acquits the Indemnified Persons from any and all claims, demands, liabilities, and causes of action, whether in law or in equity, that any Credit Party, at any time had or has, or that they or their respective successors or assigns hereafter have or may have against the Indemnified Persons directly or indirectly arising out of or in any way related to the Credit Agreement and the Security Documents or any transactions thereunder.

T

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9.

The Administrative Agent represents and warrants that it has not sold, transferred or conveyed the Security Documents or any interest therein, such that it is entitled to release and discharge the Liens granted therein.

10.	If the Payout Amount plus any Per Diem amount has not been received by 3:00 p.m. Toronto time on June 30, 2016, then this Letter Agreement shall be void and of no further force and effect.

This Letter Agreement may be executed in any number of counterparts and by the different parties hereto in separate counterparts, and may be executed and delivered by facsimile or .pdf file transmitted by e-mail, and all such counterparts, .pdf files and facsimiles when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same Letter Agreement.

This Letter Agreement shall be construed in accordance with and governed by the laws of the Province of British Columbia.

T

S-1

Yours truly,

SPROTT RESOURCE LENDING
PARTNERSHIP, by its managing partner,
Sprott Lending Consulting LP, by its general
partner, Sprott Lending Consulting GP Inc.
in its capacity as Administrative Agent
and for and behalf of the Lenders

By:
Name:
Title:

By:
Name:
Title:

S-2

ACKNOWLEDGED AND AGREED:

TIMMINS GOLD CORP.
for and on behalf of itself
and the other Credit Parties

By:
Name:
Title:

By:
Name:
Title:

CONFIRMATION

The undersigned Lender hereby:

(a)	agrees that the Payout Amount accurately reflects its share of the Existing Obligations as of the Payout Date; and

(b)	irrevocably authorizes and directs the Administrative Agent to execute and deliver the Letter Agreement and perform its obligations thereunder.

SPROTT RESOURCE LENDING
PARTNERSHIP, by its managing partner,
Sprott Lending Consulting LP, by its general
partner, Sprott Lending Consulting GP Inc.

By:
Name:
Title:

By:
Name:
Title:

CONFIRMATION

The undersigned Lender hereby:

(a)	agrees that the Payout Amount accurately reflects its share of the Existing Obligations as of the Payout Date; and

(b)	irrevocably authorizes and directs the Administrative Agent to execute and deliver the Letter Agreement and perform its obligations thereunder.

GOLDCORP INC.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE A

BENEFICIARIES

(a)	Timmins Gold Corp.

(b)	Molimentales del Noroeste, S.A. de C.V.

(c)	Timmins Goldcorp Mexico, S.A. de C.V.

(d)	Aurea Mining Inc.

(e)	Minera Aurea S.A. de C.V.

(f)	Newstrike Capital Inc.

(g)	Sprott Resource Lending Partnership, as Administrative Agent and as a Lender

(h)	Goldcorp Inc., as a Lender

SCHEDULE B

PAYOUT AMOUNT

SPROTT RESOURCE LENDING PARTNERSHIP

(i)	Outstanding principal balance under the Total Facility	Nil.
A Commitments

(ii)	Outstanding principal balance under the Total Facility	USD $ 5,111,268.38
B Commitments

(iii)	Accrued and unpaid interest under the Total Facility A	Nil.
Commitments

(iv)	Accrued and unpaid interest under the Total Facility B	USD $ 10,054.95
Commitments

(viii)	Legal fees	USD $ 30,000.00

(ix)	Bonus Payment (if in cash)	USD $ 204,450.74

	Subtotal:	USD $ 5,355,774.07

GOLDCORP INC.

(i)	Outstanding principal balance under the Total Facility	Nil.
A Commitments

(ii)	Outstanding principal balance under the Total Facility	USD $ 5,111,268.38
B Commitments

(iii)	Accrued and unpaid interest under the Total Facility A	Nil.
Commitments

(iv)	Accrued and unpaid interest under the Total Facility B	USD $ 10,054.95
Commitments

(viii)	Legal fees	USD $ 10,000.00

(ix)	Bonus Payment (if in cash)	USD $ 204,450.74

	Subtotal:	USD $ 5,335,774.07

	Total:	USD $ 10,691,548.14

SCHEDULE C

PER DIEM AMOUNTS

SPROTT RESOURCE LENDING PARTNERSHIP

Per diem interest (Total Facility A Commitments)		Nil.

Per diem interest (Total Facility B Commitments)	USD	$ 1,675.82

Per Diem Amount Subtotal:	USD	$ 1,675.82

GOLDCORP INC.

Per diem interest (Total Facility A Commitments)		Nil.

Per diem interest (Total Facility B Commitments)	USD	$ 1,675.82

Per Diem Amount Subtotal:	USD	$ 1,675.82

Per Diem Amount Total:	USD	$ 3,351.65

SCHEDULE D

REGISTRATIONS

Base Registration #163920G, which was registered in the British Columbia Personal Property Registry (the “PPR”) in favour of Sprott Resource Lending Partnership against Timmins Gold Corp., as Debtor.

ANNEX C

DEFERRED CONSIDERATION NOTE US$2,500,000.00

CANDELARIA MINING CORP. AND GRUPO MINERO CANDELARIA, S.A.P.I. de C.V.

Deferred Consideration Note, [•], 2016

FOR VALUE RECEIVED and pursuant to Section 2.05 of the asset purchase agreement dated [•], 2016 (the “Agreement”), the undersigned, CANDELARIA MINING CORP., a company organized under the laws of British Columbia and GRUPO MINERO CANDELARIA, S.A.P.I. de C.V., a variable capital company organized under the laws of Mexico (together the “Companies”), jointly and severally, unconditionally promise to pay to MOLIMENTALES DEL NOROESTE, S.A. de C.V., a variable capital company organized under the laws of Mexico, (the “Seller”), the principal amount of two million, five hundred thousand United States dollars (US$2,500,000.00) (the “Principal”), on the following terms. All capitalized terms used herein and not defined shall have the meanings given to such terms in the Agreement.

1.	Terms.

1.1

The Companies will pay the Seller on demand, the Principal at any time after the earlier of: (a) receipt by the Companies of all Permits necessary, as determined by the Seller, in its sole discretion, to develop the Project; (b) twelve (12) months from the Closing Date; and (c) the occurrence and continuance of an Event of Default (as defined below).

1.2	The Principal will not bear interest either before or after demand.

1.3	The Principal represents a portion of the Purchase Price for the Purchased Assets that were purchased pursuant to the Agreement.

2.	Events of Default.

2.1	The following shall constitute events of default (individually an “Event of Default”):

(a)	insolvency of either of the Companies;

(b)	assignment for the benefit of creditors of, or appointment of a receiver or other officer for, all or any part of either of the Companies’ assets;

(c)

filing of a petition in bankruptcy (Concurso Mercantil) or the commencement of any proceedings under any bankruptcy laws by or against either of the Companies, which filing or proceeding, is not dismissed within 45 days after the filing or commencement thereof; or

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(d)	failure of either of the Companies to comply in any way with the terms, representations and warranties, covenants or conditions contained in this Note or in the Agreement.

2.2

If an Event of Default shall occur and be continuing, the Seller may, at its option, declare this Note to be immediately due and payable without further notice or demand, whereupon this Note shall become immediately due and payable without presentment, demand or protest, all of which are hereby waived by the Companies.

3.	Transfer of Note: This Note may not be transferred or assigned by either party without the other party’s prior written consent.

4.	Certain Waivers: The Companies hereby expressly and irrevocably waive presentment, demand, protest, notice of protest and any other formalities of any kind.

5.

Amendment, Modification or Termination: This Note may only be modified, amended, or terminated (other than by payment in full) by an agreement in writing signed by the Companies and the Seller. No waiver of any term, covenant or provision of this Note shall be effective unless given in writing by the Seller.

6.	Governing Law: This Note and the obligations of the Companies hereunder shall be governed by and interpreted and determined in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF, this Note has been duly executed on behalf of the undersigned, on the day and in the year first above written.

CANDELARIA MINING CORP.

By:

Print Name

Print Title

GRUPO MINERO CANDELARIA
S.A.P.I. de C.V.

By:

Print Name

Address

The foregoing Deferred Consideration Note is hereby accepted and agreed to by the undersigned on and as of the date first above written.

MOLIMENTALES DEL NOROESTE,
S.A. de C.V.

By:

Print Name

Address